Page 1 of 4 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                             CAPITAL PROPERTIES, INC.
                          ----------------------------
                                (Name of Issuer)

                    COMMON STOCK, (PAR VALUE $1.00 PER SHARE)
                    -----------------------------------------
                         (Title of Class of Securities)

                                    140430109
                                 --------------
                                 (CUSIP Number)

      LANCE S. GAD, 1250 FENCE ROW DR., FAIRFIELD, CT 06430 (203) 259-5291
      --------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               November 27, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                    --------------------------------
CUSIP No. 140430109                                     Page 2 of 4 Pages
----------------------------                    --------------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lance S. Gad
      S.S. # ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
      Not Applicable
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|

      Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
    NUMBER OF           7    SOLE VOTING POWER
                                    54,760
      SHARES           ---------------------------------------------------------

   BENEFICIALLY         8    SHARED VOTING POWER
                                     0
     OWNED BY          ---------------------------------------------------------

       EACH             9    SOLE DISPOSITIVE POWER
                                    54,760
    REPORTING          ---------------------------------------------------------

      PERSON           10    SHARED DISPOSITIVE POWER
                                      0
       WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      54,760
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 4 Pages
1. Security and Issuer

Common stock, par value $1.00 per share.


2. Identity and Background

(a) Lance S. Gad;

(b) Business address: 1250 Fence Row Drive, Fairfield, CT 06430;

(c) Private money management;

(d) No;

(e) No; and

(f) United States of America


3. Source and Amount of Funds or Other Consideration

Personal funds on hand.


4. Purpose of Transaction

Stock was acquired solely for investment purposes. Lance S. Gad has no present plans or intentions which relate to or would result in any of the actions indicated in items (a) - (j).


5. Interest in Securities of the Issuer

(a) 54,760 shares;  5.5% of the class

(b) Sole voting and disposition power

(c) Lance S. Gad purchased 5,000 shares on the Boston Stock Exchange on November 27, 1996 at $8.2558 per share including commission to the broker effecting the transaction. Total cost of the 5,000 shares was $41,279.00. This was the only transaction within the 60 day reporting period.

(d)      Not Applicable

(e)      Not Applicable


6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

                                                               Page 4 of 4 Pages

7. Material to be filed as Exhibits

Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         December 4, 1996                            /s/ LANCE S. GAD
-------------------------------------          ---------------------------------
              Date                                       Lance S. Gad